Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25        Commission File No. 0-19844
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                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and 10-KSB [ ]Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full name of Registrant                          PARACELSIAN, INC.
                                                 -------------------------------

Former name if applicable                               N/A
                                                 -------------------------------

Address of principal executive office              22 LANGMUIR LABORATORIES
(street and number)                                CORNELL TECHNOLOGY PARK
                                                 -------------------------------

City, State and Zip Code                           ITHICA, NEW YORK  14850
                                                 -------------------------------


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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]      (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The  accountant's  statement  or other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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         Due to  recent  changes  in senior  management  and  other  staff,  the
Registrant was unable to dedicate sufficient time to allow its personnel to prepare its annual report on Form 10-K for the Registrant's fiscal year ended September 30, 1997 on a timely basis. On September 17, 1997, Keith Rhodes resigned from his position as Chairman of the Board, President and acting Chief
Financial  Officer.   On  that  same  date,  Thomas  Tachovsky  was  elected  by
Registrant's Board of Directors as President and acting Chief Executive Officer and Chief Financial Officer. The Registrant expects to file its Form 10-K for the fiscal year ended September 30, 1997 by January 13, 1998, 15 calendar days after December 29, 1997, the due date of such Report.

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PART IV - OTHER INFORMATION

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          (1)  Name and telephone  number of person to contact in regard to this notification


        Thomas G. Tachovsky                         607-257-4224
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               (Name)                            (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No


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         If  so:  Attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Paracelsian, Inc.
                         ------------------------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   December 29, 1997                    By /s/ Thomas G. Tachovsky
                                             --------------------------------


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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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PART IV (3)


         The significant changes in the results of operations from the corresponding period for the last fiscal year are the write-off of intangible assets, including the Traditional Chinese Medicines library, the Licensing Agreement with the Chinese Institute of Traditional Medicine and patent and trademarks. This reflects a right off of $1,400,000 of the net assets of the Company.


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